CETERA ADVISOR NETWORKS LLC AND SUBSIDIARY
(SEC I.D. No. 8-29577)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-29577

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/20_____AND ENDING_____12/31/20_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 Cetera Advisor Networks LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
200 North Sepulveda Boulevard, Suite 1300
(No. and Street)

 El Segundo   CA   90245-5672
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore Horwith   (310) 257-7782
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
 Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

 555 W 5th Street, Suite 2700   Los Angeles   CA   90013
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).
SEC 1410 (06-02)



Deloitte & Touche LLP

555 W. 5th Street,
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213-688 0100

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Advisors Networks LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Cetera Advisors Networks LLC and Subsidiary (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 26, 2021

We have served as the Company's auditor since 2016.

Member of
Deloitte Touche Tohmatsu Limited

CETERA ADVISOR NETWORKS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	41,952,580
Fees and commissions receivable		36,586,610
Receivable from clearing broker		1,394,663
Related party receivables		8,542,756
Other receivables		4,952,086
Prepaid expenses		621,790
Deferred charges		6,744,066
Operating lease assets		1,789,430
Intangible assets, net of accumulated amortization of $4,923,119		50,094,925
Goodwill		29,815,465
Other assets, net of allowance of $322,300		1,898,762
Total assets	$	184,393,133

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Fees and commissions payable	$	38,769,607
Accrued expenses and accounts payable		630,185
Accrued compensation		3,043,488
Deferred revenue		885,997
Deferred credit		4,208,522
Regulatory and legal reserves		3,933,750
Contingent liability		2,530,798
Operating lease liabilities		1,791,639
Other liabilities		3,331,633
Total liabilities		59,125,619

COMMITMENTS AND CONTINGENCIES (NOTE 10)

MEMBER'S EQUITY		125,267,514
Total liabilities and member's equity	$	184,393,133

The accompanying notes are an integral part of the Consolidated Statement of Financial Condition.

CETERA ADVISOR NETWORKS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Advisor Networks LLC (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company and its subsidiary, Bar Financial, LLC, provide brokerage, investment advisory and planning, and insurance services to individuals nationally through independent financial advisors.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is wholly owned subsidiary of GC Two Holdings, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statement during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

Reportable Segment

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision makers.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Fees and Commissions Receivable and Payable

Fees and commissions receivable include commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Fees and commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts and accrued reimbursements and allowances from product sponsors.

Deferred Charges

Deferred charges include unamortized deferred charges including recruiting and transition allowances provided to the Company's advisors. The recruiting allowances are amortized over the estimated advisor's useful life of approximately 20 years while transition allowances are typically amortized over the estimated customer useful life of 6 years. As of December 31, 2020, the Company had unamortized recruiting and transition allowances of $6,744,066. See Contract Acquisition Costs below.

Goodwill and Other Intangible Assets

Goodwill assets are not amortized; however, intangible assets that are deemed to have definite lives are amortized over their useful lives, generally ranging from 5 - 20 years. See Note 5 – Goodwill and Other Intangible Assets, for additional information regarding the Company's goodwill and other intangible assets

Goodwill is tested annually on October 1st and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit is more likely than not less than its carrying amount, a quantitative impairment test will be performed by comparing the fair value of a reporting unit with its carrying amount. No impairment of goodwill was recognized during the year ended December 31, 2020.

Long-lived assets, such as intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. There was no impairment of definite-lived intangible assets recognized during the year ended December 31, 2020.

Securities Owned and Securities Sold, not yet purchased

Securities owned, and securities sold, not yet purchased are recorded on a trade date basis, and are stated at fair value. As of December 31, 2020, securities owned of $56,118 is included in other assets. Securities sold, not yet purchased of $80,127 is included in other liabilities. See Note 4 for more information.

Other Assets

The Company periodically extends credit to financial advisors in the form of commission advances based on the advisors' ability to generate future commissions. Management maintains an allowance for uncollectible amounts using an aging analysis. The aging thresholds and specific percentages used represent management's best estimates of probable losses incurred as of the reporting period. Included in other assets, outstanding advances due from advisors was $1,267,137, net of allowance $322,300 at December 31,2020.

Deferred Credit

Deferred credit consists of rebates received on the signing of the Company's clearing services contract with Pershing LLC. The contract rebates are accreted over the 5.25-year remaining term of the contract at the time of signing. The unaccreted deferred credits of $4,208,522 are included in Deferred credit in the Consolidated Statement of Financial Condition.

Deferred Revenue

The Company records unearned income when cash payments are received or due in advance of its performance obligation, including amounts which are refundable.

Contract Acquisition Costs

The Company identifies all significant costs to obtain or fulfill a contract with a customer. These costs generally fall within recruiting costs, financial advisor related costs, and transfer costs incurred by underlying customers of the acquired financial advisor. Transfer costs related to customers are recognized as assets and are amortized over the estimated customer relationship life on a straight-line basis. Recruiting costs and other financial advisor related costs are recognized as assets and are amortized over the estimated financial advisor relationship life on a straight-line basis. These assets are presented in the other assets line of the Company's Consolidated Statement of Financial Condition. To the extent that these costs are initially estimated and accrued for, adjustments are made based on actual costs incurred. See Other Assets above.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB" issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Entities will use forward-looking information to better form their credit loss estimates. The ASU also requires enhanced disclosures to help Consolidated Financial Statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The Company adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on the Company's Consolidated Financial Statement.

In January 2017, the FASB issued ASU 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. "ASU 2017-04 eliminates Step 2 from the goodwill impairment test. Instead, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying value. ASU 2017-04 modifies the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value, to the condition that exists when the carrying amount of the reporting unit exceeds its fair value. ASU 2017-04 becomes effective for the Company for its annual and any interim goodwill impairment tests beginning with its 2020 annual Consolidated Financial Statement. The Company adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on the Company's Consolidated Financial Statement.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." ASU 2018-13 removes or modifies certain current disclosures and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. ASU 2018-13 becomes effective beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on the Company's Consolidated Financial Statement.

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that would materially impact the Company's Consolidated Statement of Financial Condition and related disclosures.

NOTE 3 – CONTRIBUTIONS FROM PARENT

On December 31, 2020, Cetera Financial entered into a Purchase Agreement ("Agreement") to acquire the membership interests of Bar Financial, LLC ("Bar"). The purpose of the Agreement is to acquire the proprietors' interest in future earnings in Bar, which primarily consists of override revenue paid by the Company to Bar related to its advisors' GDC.

Contemporaneously with the purchase, Cetera Financial transferred the membership interests in Bar and its net assets from Cetera Financial to the Company. The following net assets were contributed in cash and in-kind as part of the transaction.

	As of December 31, 2020
Assets Contributed:	
Cash and cash equivalents	$ 200,738
Other receivables	16,041
Other assets	200,005
Operating lease assets	1,397,846
Intangible assets	11,981,000
Goodwill	7,815,193
Total assets contributed	21,610,823
Liabilities Contributed:	
Accrued expenses and accounts payable	4,015
Operating lease liabilities	1,397,846
Other liabilities	591,444
Total liabilities contributed	1,993,305
Net assets contributed by parent	$ 19,617,518

NOTE 4 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2020, there were no transfers between Levels 1, 2 and 3.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2020 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 253,649	$ -	$ -	$ 253,649
Securities owned - recorded in Other Assets:				
Equity securities	56,118	-	-	56,118
Total securities owned	56,118	-	-	56,118
Total	$ 309,767	$ -	$ -	$ 309,767

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased - recorded in Other Liabilities:				
Government Bonds	$ -	$ 80,127	$ -	$ 80,127
Total	$ -	$ 80,127	$ -	$ 80,127

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly Equity traded securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are classified within Level 1. Government bonds are fair valued by management using third-party pricing services and are classified within Level 2.

NOTE 5 – GOODWILL AND OTHER INTANGIBLE ASSETS

A summary of the activity in goodwill is presented below:

Balance at December 31, 2019	$ 22,000,271
Goodwill Acquired	7,815,194
Balance at December 31, 2020	$ 29,815,465

The following tables present the components of intangible assets with definite lives subject to amortization at December 31, 2020:

As of December 31, 2020	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Useful Life (years)
Financial advisor relationship	$ 41,567,236	$ (4,564,843)	$ 37,002,393	18
Customer relationships	11,800,000	-	11,800,000	10
Trade names	1,348,688	(291,530)	1,057,158	8
Non-compete agreements	302,120	(66,746)	235,374	3
Total	$ 55,018,044	$ (4,923,119)	$ 50,094,925	

The Company amortizes intangible assets with definite lives on a straight-line basis over their useful lives. None of the intangible assets with definite lives is anticipated to have a residual value.

NOTE 6 – LEASES

Lease Recognition

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating leases for corporate offices with remaining lease terms of one year to five years.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term.

Supplemental weighted-average information related to leases is as follows:

	Year Ended December 31, 2020
Weighted-average remaining lease term (years):	
Operating leases	4.0
Weighted-average discount rate:	
Operating leases	5.26%

Maturities of lease liabilities as of December 31, 2020 are as follows:

	Operating Leases
2021	$ 566,082
2022	512,456
2023	392,883
2024	286,179
2025	181,387
Thereafter	45,682
Total lease payments	1,984,669
Less imputed interest	193,030
Total	$ 1,791,639

NOTE 7 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plan in 2020 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement.

NOTE 8 - RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on factors including assets under management, sales volume, number of personnel, and producing advisors. Such expenses primarily include overhead services related to operations and risk management, finance and administration, information technology, and strategic integration. Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of Cetera Financial.

Cetera Financial is also the maker on certain notes issued to the Company's advisors. Those notes typically require the payback of principal and interest to Cetera Financial over periods of three to four years. The issuance of these notes by Cetera Financial is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the attainment of certain production targets.

Cetera Investment Services LLC, an affiliate, provides custodial services for certain customer retirement accounts of the Company. As of December 31, 2020, there were no material outstanding payables to Cetera Investment Services LLC.

In 2020, the Company allocated expenses to an affiliated entity, Summit Financial Group, Inc. ("SFG"), per an expense sharing agreement. Such expenses consist of compensation and benefits, overhead services related to finance and administration, operations and information technology.

Related party receivables of $8,542,756 is related to $5,214,852 from Cetera Financial primarily due to Strategic Partnership revenue received by Cetera Financial on behalf of the Company. In addition, related party receivable of $3,063,063 from SFG related to the Company's expense sharing agreement and $264,841 from other affiliates.

Related party payable of $169,604 is included in other liabilities on the Consolidated Statement of Financial Condition.

Given the credit agreements Aretec has with its lenders, in the event of a default the Company's assets could be used to satisfy Aretec's obligations.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Legal and regulatory proceedings related to business operations — The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding when it believes it is probable a loss has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission ("SEC"), and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

The Company is being investigated by the SEC regarding whether the Company breached its fiduciary duties or other obligations by receiving SEC Rule 12b-1 fees from mutual funds and other fees in investment advisory accounts, including but not limited to revenue sharing payments and "markups" on expenses from its clearing firm. The Company has recognized a liability as it believes it is probable a liability has occurred and disgorgement costs related to remediating the claims asserted have been estimated to be $2.5 million, inclusive of any applicable interest or civil penalties.

Defense costs related to legal and regulatory proceedings are expensed as incurred. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

Clearing broker — Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2020, the Company complied with all such requirements.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2020, the Company had net capital of $12,636,036 which was $12,386,036 in excess of required net capital of $250,000.

NOTE 12 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, paragraph k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker and that our other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74"). The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 13 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date the Consolidated Statement of Financial Condition was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the Consolidated Financial Statement, except as noted below.

On February 8, 2021, Cetera Financial and Voya Financial, Inc. ("Voya") entered into a definitive agreement under which Voya's financial advisors would register with Cetera Advisor Networks. The closing date of the agreement is estimated to occur in the second quarter of 2021.

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